Mail Stop 4561

February 24, 2009

Mark Garrett
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

> **Re:** **Adobe Systems Incorporated.**
> **Form 10-K for the Fiscal Year Ended November 28, 2008**
> **Filed January 23, 2009**
> **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from disclosure on pages 3, 47, 52 and 53 that one of your geographic sales regions is the Middle East and Africa. Sudan, located in Africa, and Iran and Syria, located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We also note a January 2008 news article stating that you recently released the Adobe Creative Suite 4 for users across the Middle East and Africa

and located at least two Iranian websites utilizing Adobe. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   In this respect, we note a November 2007 news article discussing your Middle Eastern partners, including Applied Digital Media Services. We note that Applied Digital Media Services, a certified Adobe training center, offers classes and services in Iran, Syria and Sudan. We also note a June 2007 news article discussing a strategic alliance between Applied Digital Media Services and Pro TECHnology, a company that has branches in Sudan and Iran. Please tell us whether Applied Digital Media Services provides training or other services relating to Adobe products in Iran, Syria or Sudan or otherwise provides Adobe products or services to Pro TECHnology that are employed, sold or used in Iran, Syria or Sudan.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results Of Operations, page 49

3.   We note that in your discussion of the results of operations, there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, we note that certain new product sales contributed to the increase in revenue in fiscal 2008 although you do not quantify the impact these new products had on such revenues. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. In this regard, we note in your response to our prior comment 1 in our letter dated May 27, 2008 that in future filings, you proposed to quantify the factors that have impacted revenue from period to period. However, your current discussion of the results of operations does not include such quantification. Refer to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

Note 1. Significant Accounting Policies

Revenue Recognition, page 74

4. We note throughout your products and services overview discussion that you are offering hosting services for certain of your offerings. Please clarify the terms of your hosting arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and clarify whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104. Additionally, quantify the amount of revenue recognized under these arrangements for each year presented and tell us how you considered disclosing your revenue recognition policy related to your hosting arrangements.

Note 6. Other Assets, page 84

5. We note in your disclosure that during fiscal 2008, $16.8 million of costs associated with acquired rights to use technology was expensed as general and administrative costs. Tell us why these costs are classified as general and administrative costs and how these costs differ from other costs associated with acquired rights to use technology that are recorded as a cost of sale.

Item 9A. Controls And Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 114

6. We note in your annual report on internal control over financial reporting that you have not included a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on the your internal control over financial reporting. Tell us how you considered including this statement pursuant to Item 308(a)(4) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mark Garrett
Adobe Systems Incorporated
February 24, 2009
Page 4

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief